Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Padachi M Venture Limited	British Virgin Islands
Prospect Focus Limited	Hong Kong Special Administrative Region of the People’s Republic of China
FMF Manufacturing Co., Ltd.	Kingdom of Cambodia